Exhibit 12.1
The Greenbrier Companies
Computation of Ratio of Earnings to Fixed Charges
(in thousands)

	Year ended August 31,
	2004	2005	2006	2007	2008

Earnings (loss) before income tax, minority interest and equity in unconsolidated subsidiaries	$31,194	$50,000	$61,065	$34,205	$34,038
Interest expense	11,553	14,000	26,985	39,915	40,770
Estimated interest portion of rent expense	5,388	5,591	6,465	6,419	11,371

	$48,135	$69,591	$94,515	$80,539	$86,179

Fixed charges	$16,941	$19,591	$33,450	$46,334	$52,141

Ratio of earnings to fixed charges	2.84	3.55	2.83	1.74	1.65